

September 9, 2014

Via E-mail
Mr. Zhonghan Deng
Chairman and Chief Executive Officer
Vimicro International Corporation
16/F Shining Tower
No. 35 Xueyuan Road
Haidian District
Beijing 100191, People's Republic of China

  Re: **Vimicro International Corporation**
     Form 20-F for the Year Ended December 31, 2013
     Filed April 29, 2014
     File No.: 001-34225

Dear Mr. Deng:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Index to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-12

1. We note your disclosures and throughout the filing related to your disposal of your equity interest in VMF Shenzhen Corporation (VMF Shenzhen) to Vimicro Management Zhongzing Tianshi Investment Corporation. Please clarify for us the nature of the underlying assets and liabilities of VMF Shenzhen. Explain to us in greater detail why you considered this an in-substance sale of real estate.

Note 2. Summary of Accounting Policies, page F-13

-Investment in an Equity Investee, page F-13

2. We note your disclosures here and throughout the filing that you account for the 51% investment in Zhongtianxin Science and Technology Co., Ltd. ("Zhongtianxin") under the equity method of accounting. We further note your disclosures of the substantive participating rights that the noncontrolling shareholder holds. Please tell us more about these rights as well as the rights that you hold by virtue of your effective 51% investment. Explain in greater detail why you determined that it should not be consolidated based upon the guidance in FASB ASC Topic 810.

3. Further to the above, we note that you contributed intellectual property with a fair value of $11.8 million as part of your investment in Zhongtianxin during fiscal 2013 and that you recorded the contribution of the intellectual property at nil. Please explain to us in more detail why you accounted for the contribution of this intellectual property as nil and why you did not increase your investment in Zhongtianxin.

Note 3. Discontinued Operations, page F-28

4. We note your disclosures here and throughout the filing that you disposed of your mobile business to Vimicro Qingdao, which is a newly established related party entity, during 2011. We note that you accounted for your investment in Vimicro Qingdao at cost less impairment upon disposal of your mobile business to Vimicro Qingdao. We finally note that you entered into a settlement agreement with Vimicro Qingdao in April 2013 to forgive a portion of the outstanding consideration for this transaction due to the entity's continued losses. Please address the following comments:

- Please explain in detail to us how you determined that you should deconsolidate this entity upon disposal and account for your investment in Vimicro Qingdao at cost less impairment and how you considered the requirements of FASB ASC Topic 810;

- Please discuss if you were responsible to fund the continued losses of this entity upon the disposal and how you considered this in your analysis to deconsolidate this entity; and

- Discuss us in detail how you met the requirements of FASB ASC 205-20 to record the disposal of this business as discontinued operations; and

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief